09057688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADMARK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 UNIVERSITY ST, STE 2800
(No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH L. SCHOCKEN (206) 623-1200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH L. SCHOCKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADMARK CAPITAL, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATALIE R. SCANTLEN NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 11-18-09

Signature

President

Title

Natalie R Scantlen

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

* *Reserve requirement is not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BROADMARK CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

CONTENTS

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Broadmark Capital, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 6, 2009

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

BROADMARK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$	882,454
Accounts receivable, net of allowance for doubtful accounts of $3,200		7,243
Due from related parties		366,992
Prepaid expenses and other assets		10,217
Property and equipment, at cost, net of accumulated depreciation of $55,025		70,145
	$	1,337,051

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	11,406
Note payable		47,855
Total liabilities		59,261
Member's equity		1,277,790
	$	1,337,051

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2008

Revenues	
Fee income	$ 1,307,241
Other	30,575
	1,337,816
Expenses	
Wages	541,113
Professional fees	103,671
Payroll taxes and benefits	77,379
Rent	66,984
Travel and entertainment	30,064
Business Taxes	27,729
Auto expense	17,442
Equipment lease	16,075
Advertising	15,263
Regulatory and trading fees	11,859
Telephone	10,761
Depreciation	7,183
Repair and maintenance	6,630
Office expense	4,987
Gifts	4,514
Dues and subscriptions	3,998
Education	2,974
Postage	2,436
Interest expense	2,129
Insurance	1,948
Bank charges	1,234
Temporary help	1,057
Donations	500
	957,930
Net Income	**$ 379,886**

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	1,223,056
Net income		379,886
Distribution to member-owner in the form of warrants (at estimated fair value)		(200)
Cash distributions		(324,952)
Balance, December 31, 2008	$	1,277,790

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net income	$	379,886
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation		7,183
Warrants received for fee income		(200)
Change in operating assets and liabilities		
Accounts receivable		9,283
Due to/from related parties		(354,801)
Prepaid expenses and deposits		(1,367)
Accounts payable		(27,166)
Net cash flows from operating activities		12,818
Cash Flows from Investing Activity		
Purchase of fixed assets		(16,307)
Cash Flows from Financing Activity		
Repayments on subordinated notes payable to related parties		(81,600)
Repayment of other notes payable		(830)
Distributions to members		(324,952)
Net cash flows from financing activities		(407,382)
Decrease in Cash		**(410,871)**
Cash, beginning of year		1,293,325
Cash, end of year	$	882,454
Cash paid for interest	$	4,153

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Broadmark Capital, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is located in Seattle, Washington.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC ("Holdings"). Broadmark Holdings, LLC has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 91% of fee income was earned from three companies in 2008.

Fees associated with locating investors for companies are recognized when the services are completed. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion, the Company has deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable represent advances of expenses to current and potential customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance.

Property and Equipment

Depreciation of property and equipment is recognized on the straight-line basis over the estimated lives of the assets ranging from three to seven years.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner.

Note 2. Related Party Transactions

The Company pays various office expenses each month on behalf of a company which is owned, in part, by Tranceka. The Company is reimbursed every month for these expenses. The total expenses reimbursed by this company were $19,440 in 2008.

The Company's president is on the board of another company that is a client. Fees earned from this client were $148,313 in 2008.

Amounts due from related parties includes:

Note payable from the Company's president, due on demand with interest at 3.45%.	$ 195,706
Amounts due from Holdings and Tranceka	160,785
Other	10,501
	$ 366,992

Note 3. Subordinated Notes Payable to Related Parties

During the year, the Company repaid subordinated notes payable due to an officer of the Company ($15,000) and the Company's member-owner ($66,600). Interest expense incurred (and paid) on these notes in 2008 was $2,025.

Note 4. Note Payable

The Company purchased a vehicle by issuing a note payable during 2008. This was a non-cash investing and financing transaction with an original amount of $48,685. Under the note, the Company is to make a monthly equal payment of $830 (including interest at 0.9%) for 60 months. The note matures on November 15, 2013. The following is a schedule of principal payments required under the note for the years ending December 31:

2009	$	9,965
2010		9,965
2011		9,965
2012		9,965
2013		7,995
Total	$	47,855

Note 5. Operating Lease

The Company leases its offices under a noncancelable operating lease which will expire on September 30, 2009. Future minimum rental payments required under the lease for the year ending December 31, 2009, are $63,198.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2008, the required minimum net capital was $5,000. The Company had computed net capital of $805,661 at December 31, 2008, which was in excess of the required net capital level by $800,661. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .07 to 1.

SUPPLEMENTARY INFORMATION

BROADMARK CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL

Member's equity	$	1,277,790
Deductions		
Petty cash		(200)
Accounts receivable		(7,243)
Due from related parties		(366,992)
Prepaid expenses and other assets		(10,217)
Property and equipment		(70,145)
		(454,797)
Haircuts on security positions (money market accounts)		(17,332)
Net capital		805,661
Minimum net capital		5,000
Excess net capital	$	800,661

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	11,406
Note payable		47,855
Total aggregate indebtedness	$	59,261

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		7%
Ratio of aggregate indebtedness to net capital		.07 to 1

Broadmark Capital, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

BROADMARK CAPITAL, LLC

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2008

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 805,661

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

BROADMARK CAPITAL, LLC

SCHEDULE III – STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	81,600
Loans/Repayments		(81,600)
Balance, December 31, 2008	$	-

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Broadmark Capital, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Broadmark Capital, LLC ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 6, 2009

END